Exhibit 99.1

PRESS RELEASE

AerCap Amends and Extends its $750 Million Term Loan Facility

Amsterdam, The Netherlands; May 7, 2015 - AerCap Holdings N.V. (NYSE: AER) today announced that it has amended and extended its $750 million term loan facility originally put in place by ILFC in February 2012. The maturity of the term loan was extended from June 2017 to April 2020.

Bank of America Merrill Lynch and RBC Capital Markets acted as lead arrangers on the extension.

About AerCap

AerCap is the global leader in aircraft leasing and has one of the most attractive order books in the industry. AerCap serves over 200 customers in approximately 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER). The company is headquartered in Amsterdam and has offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle, and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com

www.aercap